EXHIBIT 99.4

                             ROSEBUD HOLDINGS, LLC
                                 100 Misty Lane
                          Parsippany, New Jersey 07054

                                  June 11, 1998


Lawrence Seidman, Esq.
Menlo Acquisition Corp.
100 Misty Lane
Parsippany, NJ 07054

                  Re:  Letter Agreement Concerning Stock
Dear Larry:

     This letter is intended to memorialize our agreement concerning the transfer of common stock of Menlo Acquisition Corporation ("Menlo") from Rosebud Holdings, LLC ("Rosebud") to you.

     Under the Plan of Reorganization of Menlo dated May 19, 1998 (the "Plan") presently being considered by the U.S. Bankruptcy Court, Northern District of California (Case No. 96-41107-N), Rosebud would receive 4,990,000 shares of Menlo representing 94.8% of the outstanding common stock of Menlo (the "Rosebud Allotment"). In recognition of your assistance and counsel respecting the Plan of Reorganization of Menlo and to further induce you to enter into a long term employment agreement with Menlo, Rosebud has agreed that upon the final confirmation of the Plan and issuance to Rosebud of the Rosebud Allotment, Rosebud will transfer to you share certificates representing five percent (5%) of the Rosebud Allotment or 249,500 shares of Menlo (the "Shares").

     Rosebud further agrees to deliver to you share certificates representing an additional five percent (5%) of the Rosebud Allotment or 249,500 shares of Menlo (the "Additional Shares"). The transfer of the Additional Shares shall be governed by the terms of this letter agreement. The Additional Shares shall be represented by five (5) certificates each in the amount of 49,900 shares of Menlo and marked with a legend indicating that the transfer of the shares represented by the certificate is restricted by the terms of this letter agreement. On each anniversary of your employment with Menlo you shall be entitled to have the transfer restriction removed from one (1) of the restricted certificates such that by the fifth anniversary of your employment with Menlo, all of the Additional Shares shall be unrestricted. In the event you terminate from employment from Menlo prior to your fifth anniversary of employment with Menlo, you shall forthwith return to Rosebud share certificates that remain restricted, duly endorsed for transfer to Rosebud. By way of example, if you terminate employment with Menlo after 2-1/2 years of employment, you would be entitled to retain two (2) certificates representing 99,800 of the Additional Shares and would be obligated to return the three (3) remaining certificates representing 149,700 of the Additional Shares, duly endorsed for transfer to Rosebud.

     Notwithstanding the foregoing, it shall be a condition to Rosebud's obligation to deliver the Shares and the Additional Shares, that you deliver to Rosebud such written representations, acknowledgments, and agreements with respect to such Shares and Additional Shares in form and substance satisfactory to Rosebud's counsel, that you are acquiring the Shares and Additional Shares, for your own account, for investment only and not with a view to distribution and that you will not make any sale, transfer or other disposition of the Shares or the Additional Shares, as the case may be, except (i) pursuant to the registration thereof under the Securities Act of 1933 and applicable blue sky laws, (ii) pursuant to an opinion of counsel satisfactory in form and substance to counsel for Rosebud that said sale, transfer or other disposition may be made without registration, or (iii) pursuant to a "no-action" letter from the Securities and Exchange Commission and appropriate state securities commission. You also acknowledge that any transfer of the Shares and Additional Shares may be restricted by Rule 144 restrictions on insider sales.

     We further agree that in the event you violate this letter agreement, Rosebud shall have the right to have the terms and provisions of this agreement specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach will cause irreparable injury to Rosebud and that money damages will not provide an adequate remedy to Rosebud.

     This letter agreement contains our entire agreement with respect to the Shares and Additional Shares and shall be governed and continued in accordance with the laws of the State of New Jersey. This letter agreement is contingent upon final approval of the Plan in its present form by the Bankruptcy Court.

     If you are in agreement with the above terms, I would ask that you sign below and return a copy of this letter to me.

                                                        Very truly yours,

                                                        /s/ Richard S. Greenberg

Agreed and Accepted:

/s/ Lawrence Seidman